UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Directors, Corporate Auditors and Executive Officers, Planned Changes and Candidates

Tokyo, May 15, 2015 — Mitsubishi UFJ Financial Group, Inc. today announced the following planned changes and candidates for Directors, Corporate Auditors, and Executive Officers:

1. Changes of Representative Directors

(1) Transitioning Representative Directors (as of May 15, 2015)

Name	New Position	Former Position
Masaaki Tanaka	Deputy President	Deputy President Chief Strategic Alliance Officer (Representative Director)

Akihiko Kagawa	Senior Managing Director	Senior Managing Director Chief Compliance and Risk Officer (Representative Director)

(2) Retiring Representative Director (as of June 25, 2015)

Name	New Position	Former Position
Taihei Yuki	Retiring	Senior Managing Director (Representative Director)

(3) Change of Representative Director (as of May 15, 2015)

Name	New Position	Former Position
Tadashi Kuroda	Senior Managing Director Chief Planning Officer (Representative Director)	Managing Director Chief Planning Officer (Representative Director)

2. Changes of Directors

(1) Retiring Director (as of June 7, 2015)

Name	New Position	Former Position
Akihiko Kagawa	Retiring	Senior Managing Director

(2) Retiring Directors (as of June 25, 2015)

Name	New Position	Former Position
Masaaki Tanaka	Retiring	Deputy President

Junichi Okamoto	Retiring	Director

Hiroyuki Noguchi	Retiring	Director

Ryuji Araki	Retiring	Director

(3) Director Candidates (as of June 25, 2015)

Name	Position
Kiyoshi Sono	Chairman

Tatsuo Wakabayashi	Deputy Chairman

Takashi Nagaoka	Deputy Chairman

Nobuyuki Hirano	President & Group CEO

Takashi Oyamada (New)	Deputy President & Group COO

Tadashi Kuroda	Senior Managing Executive Officer Group CSO

Muneaki Tokunari (New)	Managing Executive Officer Group CFO

Masamichi Yasuda (New)	Managing Executive Officer Group CRO

Takashi Mikumo (New)	—

Takehiko Shimamoto (New)	—

Yuko Kawamoto	Professor, Waseda Graduate School of Finance, Accounting and Law

Haruka Matsuyama*	Partner of Hibiya Park Law Offices

Kunie Okamoto*	Chairman of Nippon Life Insurance Company

Tsutomu Okuda*	Senior Adviser of J. Front Retailing Co., Ltd.

Hiroshi Kawakami* (New)	President & CEO of Central Japan International Airport Co., Ltd.**

Yukihiro Sato* (New)	Advisor of Mitsubishi Electric Corporation

Akira Yamate* (New)	Certified public accountant

*	Outside Director
**	Scheduled to be appointed Senior Advisor of Central Japan International Airport Co., Ltd. at a meeting of its Board of Directors to be held following its General Meeting of Shareholders on June 24, 2015.

3. Changes of Corporate Auditors

(1) Retiring Corporate Auditors (as of June 25, 2015)

Name	New Position	Former Position
Takehiko Nemoto	Retiring	Corporate Auditor (Full time)

Takashi Mikumo	Retiring	Corporate Auditor (Full time)

Yasushi Ikeda	Retiring	Outside Corporate Auditor

Hideo Kojima	Retiring	Outside Corporate Auditor

Yukihiro Sato	Retiring	Outside Corporate Auditor

4. Changes of Executive Officers

(1) Representative Executive Officer and Executive Officer candidates (as of June 25, 2015)

Name	New Position	Former Position

Kiyoshi Sono	Director Chairman (Representative Executive Officer)	Chairman (Representative Director)

Tatsuo Wakabayashi	Director Deputy Chairman (Representative Executive Officer)	Deputy Chairman Chief Audit Officer (Representative Director)

Takashi Nagaoka	Director Deputy Chairman (Representative Executive Officer)	Director

Nobuyuki Hirano	Director President & Group CEO (Representative Executive Officer)	President & CEO (Representative Director)

Takashi Oyamada	Director Deputy President & Group COO (Representative Executive Officer)	Deputy President

Takashi Morimura	Senior Managing Executive Officer Group Head, Integrated Global Business Group	Managing Corporate Officer Group Head, Integrated Global Business Group

Satoshi Murabayashi	Senior Managing Executive Officer Group CIO	Managing Corporate Officer Head of the Operations & Systems Planning Division

Junichi Okamoto	Senior Managing Executive Officer Group Head, Integrated Trust Assets Business Group	Managing Corporate Officer Group Head, Integrated Trust Assets Business Group

Hidekazu Fukumoto	Senior Managing Executive Officer Group Head, Integrated Corporate Banking Business Group	Managing Corporate Officer Group Head, Integrated Corporate Banking Business Group

Naoto Hirota	Senior Managing Executive Officer Group Head, Integrated Global Markets Business Group	Managing Corporate Officer Group Head, Integrated Global Markets Business Group

Tadashi Kuroda	Director Senior Managing Executive Officer Group CSO	Senior Managing Director Chief Planning Officer (Representative Director)

Saburo Araki	Senior Managing Executive Officer Group CHRO	Managing Corporate Officer Co-Planning Officer

Akira Hamamoto	Managing Executive Officer Group CCO & Group CLO	Managing Corporate Officer Deputy Chief Compliance Officer

Takahiro Yanai	Managing Executive Officer Group Head, Integrated Retail Banking Business Group	Managing Corporate Officer Group Head, Integrated Retail Banking Business Group

Masamichi Yasuda	Director Managing Executive Officer Group CRO	Managing Corporate Officer Chief Compliance and Risk Officer

Muneaki Tokunari	Director Managing Executive Officer Group CFO	Managing Corporate Officer Co-Planning Officer

Yoichi Orikasa	Executive Officer Group CAO and General Manager Internal Audit Division	Corporate Officer General Manager Internal Audit Division

(2) Changes of positions of Executive Officer candidates (as of July 3, 2015)

Name	New Position	Former Position
Takashi Morimura	Senior Managing Executive Officer Group Head, Global Business Group	Senior Managing Executive Officer Group Head, Integrated Global Business Group

Junichi Okamoto	Senior Managing Executive Officer Group Head, Trust Assets Business Group	Senior Managing Executive Officer Group Head, Integrated Trust Assets Business Group

Hidekazu Fukumoto	Senior Managing Executive Officer Group Head, Corporate Banking Business Group	Senior Managing Executive Officer Group Head, Integrated Corporate Banking Business Group

Naoto Hirota	Senior Managing Executive Officer Group Head, Global Markets Business Group	Senior Managing Executive Officer Group Head, Integrated Global Markets Business Group

Takahiro Yanai	Managing Executive Officer Group Head, Retail Banking Business Group	Managing Executive Officer Group Head, Integrated Retail Banking Business Group

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651